FOSTER'S
GROUP

# ASX RELEASE

SUPPL

**The following release was made to the Australian Securities Exchange Limited today:**

**"Ian Johnston Joins Foster's Board"**

**Released: 9 July 2007**



**Pages: 2**
**(including this page)**

**FILE NO: 082-01711**

Fosters Brewing

If you would prefer to receive this notification by email please reply to
*jane.dowsey@fostersgroup.com* or
*Ph: +61 3 9633 2105*

dlw 7/10

FOSTER'S GROUP

9 July 2007

## IAN JOHNSTON JOINS FOSTER'S BOARD

Foster's Group Limited (Foster's) today announced that Ian Johnston will join its Board of Directors as an Independent Director from 1 September 2007.

Ian has extensive experience in the international food and beverage industry. Beginning his career in Australia, Ian spent 13 years with Unilever in Australia, Canada and Europe. He joined Cadbury Schweppes in 1981 in sales and marketing before becoming Managing Director of Schweppes Cottees in Australia and then Managing Director of Cadbury Ltd UK. Prior to his retirement in 2000, he was Managing Director Global Confectionery and Board Director of Cadbury Schweppes plc based in London.

"On behalf of shareholders I am very pleased to welcome Ian to the Foster's Board", said Foster's Chairman, Frank Swan. "After a distinguished career in the international food and beverage sector, he brings a valuable global industry perspective to the Foster's Board."

Since leaving Cadbury Schweppes in 2000, Ian has advised a broad group of private companies. He served as President and COO of one of Saudi Arabia's largest conglomerates, owned by the Olayan family, with interests in companies such as Colgate, Coca Cola, Kimberly Clark, Kraft, Nestle and Burger King. He was also briefly a Non-Executive Director of Coles Group Ltd in 2001. Ian intends to relocate with his family to Australia in coming months. Ian has a Bachelor of Commerce Degree from the University of Melbourne.

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**Further information:**


**Media**

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

**Investors**

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

Exemption number: 82 4639

# **KGHM** POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 747 82 00
Fax: (48 76) 747 85 00

| *Att:* | Division of Corporation Finance | | |
|---|---|---|---|
| *Company:* | United States Securities and Exchange Commission | *Phone:*<br>*Fax:* | *1 202 55 13 450*<br>*1 202 77 29 207* |
| *From:* | Leszek Mierzwa (contact name) Executive Director. Equity Supervision and Investor Relations | *Phone:* | *(48 76) 747 81 30* |
| *Company:* | KGHM Polska Miedź S.A. | *Fax:* | *(48 76) 747 81 39* |
| *E-mail:* | | | |
| *Date:* | 9 July 2007 | *No of sheets:* | *1* |

Current report 37/2007

The Management Board of KGHM Polska Miedź S.A. announces that on 9 July 2007 the Extraordinary General Shareholders Meeting of KGHM Polska Miedź S.A., in order to enable Resolution Nr 39/2007 of the Ordinary General Shareholders Meeting of KGHM Polska Miedź S.A. dated 30 May 2007 to be carried out, respecting the distribution of profit for financial year 2006 and setting of the right to dividend date and dividend payment dates, an accounting correction was carried out, using a new wording.
The right to dividend date (25 June 2007) and dividend payment dates (10 July 2007 and 10 September 2007) remain unchanged.

In accordance with the altered wording of the resolution, the amount of PLN 3 394 000 000.00, representing PLN 16.97 per share, was allocated as a shareholder dividend from profit for financial year 2006.
The amount of PLN 1 698 000 000.00, i.e. PLN 8.49 per share, will be paid on 10 July 2007, while the amount of PLN 1 696 000 000.00, i.e. PLN 8.48 per share, will be paid on 10 September 2007.

Legal basis: § 39 section 1 point 7 of the Decree of the Minister of Finance dated 19 October 2005 regarding current and periodic information published by issuers of securities (Journal of Laws from 2005 Nr 209, item 1744)

PREZES ZARZĄDU
Krzysztof Skóra

DYREKTOR GENERALNY
ds. Nadzoru Właścicielskiego
i Relacji Inwestorskich
Leszek Mierzwa



END